Filed Pursuant to Rule 424(b)(3)
Registration No. 333-205960

GRIFFIN-AMERICAN HEALTHCARE REIT IV, INC.
SUPPLEMENT NO. 9 DATED FEBRUARY 17, 2017
TO THE PROSPECTUS DATED FEBRUARY 16, 2016

This document supplements, and should be read in conjunction with, our prospectus dated February 16, 2016, as supplemented by Supplement No. 8 dated November 29, 2016, which superseded and replaced all prior supplements to our prospectus. Unless otherwise defined in this Supplement No. 9, capitalized terms used have the same meanings as set forth in our prospectus. The purpose of this Supplement No. 9 is to disclose:

•	the status of our public offering;

•	a reduction of the dealer manager fee payable in connection with the sale of Class I shares and the primary offering price per share of Class I shares;

•	updates to the cover page of our prospectus;

•	updates to the “Questions and Answers About this Offering” section of our prospectus;

•	updates to the “Our Structure” section of our prospectus;

•
our acquisitions of Lafayette Assisted Living Portfolio, located in Lafayette, Louisiana; and Evendale MOB, located in Evendale, Ohio; our potential acquisitions of Battle Creek MOB, located in Battle Creek, Michigan; and Athens MOB Portfolio, located in Athens, Georgia; and our potential significant acquisition of Reno MOB, located in Reno, Nevada;

•	revisions to the “Estimated Use of Proceeds” section of our prospectus;

•	updates to the “Compensation Table” section of our prospectus;

•	the declaration of distributions to our stockholders;

•	updates to the “Risk Factors” section of our prospectus;

•	stock purchase plans entered into by several executive officers and other personnel;

•	the renewal of our advisory agreement;

•	revisions to the “Description of Capital Stock” section of our prospectus; and

•	revisions to the “Plan of Distribution” section of our prospectus;

Status of Our Public Offering

We commenced our initial public offering of shares of our common stock on February 16, 2016. We are offering up to approximately $2,800,000,000 in shares of our Class T common stock and $200,000,000 in shares of our Class I common stock in our primary offering. We are also offering $150,000,000 in shares of our common stock pursuant to our distribution reinvestment plan, as amended, or DRIP. We reserve the right to reallocate the shares of common stock we are offering between the primary offering and the DRIP, and among classes of stock. Residents of Pennsylvania will not be admitted as stockholders until we receive and accept subscriptions aggregating at least $150,000,000.

As of February 10, 2017, we had received and accepted subscriptions in this offering for 13,303,177 shares of Class T common stock, or approximately $132,787,000, and 620,251 shares of Class I common stock, or approximately $5,768,000, excluding shares of our common stock issued pursuant to the DRIP. As of February 10, 2017, approximately $2,667,213,000 in shares of our Class T common stock and $194,232,000 in shares of our Class I common stock remained available for sale to the public pursuant to this offering, excluding shares available pursuant to the DRIP. We will sell shares of our common stock in our offering until the earlier of February 16, 2018, or the date on which the maximum offering amount has been sold; provided however, that our board of directors may extend this offering for an additional year or as otherwise permitted under applicable law.

Reduction of the Dealer Manager Fee Payable in Connection With the Sale of Class I Shares
and the Primary Offering Price of Class I Shares

On February 13, 2017, our board of directors approved, and we entered into, an amendment to our dealer manager agreement to reduce the dealer manager fee payable for the sale of Class I shares offered pursuant to our primary offering, effective as of March 1, 2017. Prior to March 1, 2017, our dealer manager generally receives a dealer manager fee of up to 3.0% of the gross offering proceeds from the sale of shares of our Class I common stock pursuant to our primary offering, of which 2.0% of the gross offering proceeds is funded by our advisor and 1.0% of the gross offering proceeds is funded by us. Effective March 1, 2017, our dealer manager will generally receive a dealer manager fee of up to 1.5% of the gross offering proceeds from the sale of shares of our Class I common stock pursuant to our primary offering, all of which will be funded by our advisor, as outlined further in this supplement. As a result of this reduction in the dealer manager fee, effective as of March 1, 2017, shares of our Class I common stock sold pursuant to our primary offering will be offered at a price of $9.21 per share, as compared to a price of $9.30 per share prior to March 1, 2017. We will continue to issue Class I shares pursuant to the DRIP at the same purchase price as sales of Class T shares pursuant to the DRIP, or $9.40 per share for all shares issued pursuant to the DRIP, until our board of directors determines an estimated net asset value, or NAV, per share for our Class T shares. Once we announce an estimated NAV per share for our Class T shares, the purchase price per share pursuant to the DRIP for both Class T shares and Class I shares will be equal to the most recently published estimated NAV per share for our Class T shares.

All references throughout our prospectus to the amounts and classes of shares being offered, as well as the purchase price, dealer manager fees, and distribution reinvestment plan price, are hereby updated accordingly.

Cover Page

The table and footnotes thereto on the cover page of our prospectus are hereby superseded and replaced with the following:

		Less				Plus
	Price to Public	Selling Commissions*		Dealer Manager Fee*		Advisor Funding of Dealer Manager Fee*		Net Proceeds (Before Expenses)
Primary Offering
Per Class T Share	$10.00	$0.30		$0.30		$0.20		$9.60
Per Class I Share (prior to March 1, 2017)	$9.30	$—		$0.28		$0.19		$9.21
Per Class I Share (on or after March 1, 2017)	$9.21	$—		$0.14		$0.14		$9.21
Total Maximum	$3,000,000,000	$84,000,000	(1)	$87,107,000	(1)	$59,035,000	(1)	$2,887,928,000	(1)
Distribution Reinvestment Plan
Per Class T Share	$9.40	$—		$—		$—		$9.40
Per Class I Share	$9.40	$—		$—		$—		$9.40
Total Maximum	$150,000,000	$—		$—		$—		$150,000,000

*
The maximum amount of selling commissions we will pay with respect to Class T shares is 3.0% of the gross offering proceeds in our primary offering. With respect to the dealer manager fee payable for Class T shares, our advisor will fund 2.0% of the gross offering proceeds in our primary offering with respect to Class T shares, which will reduce the amount we pay for such fee, and we will fund the remaining 1.0% of the gross offering proceeds in our primary offering with respect to Class T shares. With respect to the dealer manager fee payable for Class I shares, prior to March 1, 2017, our advisor funds 2.0% of the gross offering proceeds in our primary offering with respect to Class I shares and we fund the remaining 1.0% of the gross offering proceeds in our primary offering with respect to Class I shares, and effective March 1, 2017, our advisor will fund all of the dealer manager fee of 1.5% of the gross offering proceeds in our primary offering with respect to Class I shares. The selling commissions and, in some cases, the dealer manager fee, will not be charged or may be reduced with regard to shares sold to or for the account of certain categories of purchasers. The reduction in these fees will be accompanied by a reduction in the per share purchase price, except that shares issued pursuant to the DRIP will be sold at $9.40 per share for all shares issued pursuant to the DRIP until our board of directors determines an estimated net asset value, or NAV, per share for our Class T shares. See “Plan of Distribution.” We will also pay our dealer manager a quarterly stockholder servicing fee with respect to Class T shares, which is not shown in the table above, that will accrue daily in the amount of 1/365th of 1.0% of the purchase price per share of Class T shares in our primary offering. The selling commissions, dealer manager fee and stockholder servicing fee will not exceed the 10.0% limitation on underwriting compensation imposed by the Financial Industry Regulatory Authority, or FINRA.

(1)
The total maximum amounts presented assume the sale of $2,800,000,000 of Class T shares in the primary offering, $7,167,000 of Class I shares in the primary offering prior to March 1, 2017 (which assumption is based on recent sales of Class I shares in our primary offering completed prior to March 1, 2017), and $192,833,000 in Class I shares on or after March 1, 2017.

All references to the advisor funding of a portion of our fees and expenses, similar to those contained in the footnotes to the table above, as well as the amounts paid pursuant to the stockholder servicing fee throughout our prospectus are hereby updated accordingly.

Questions and Answers About this Offering

The “Questions and Answers About this Offering — What kind of offering is this?” section on page 3 of our prospectus is hereby superseded and replaced with the following:

Q:    What kind of offering is this?

A:
Through Griffin Capital Securities, LLC, which we refer to as Griffin Securities or our dealer manager, we are offering a maximum of $3,000,000,000 in shares of our common stock in our primary offering, up to $2,800,000,000 of which are Class T shares and up to $200,000,000 of which are Class I shares. The Class T shares are being offered at a price of $10.00 per share. The Class I shares are being offered at a price of $9.30 per share prior to March 1, 2017, and at $9.21 per share for shares offered on or after March 1, 2017. These shares are being offered on a “best efforts” basis. We are also offering an aggregate of $150,000,000 in shares of our Class T and Class I common stock pursuant to the DRIP to those stockholders who elect to participate in such plan, as described in this prospectus, at a price of $9.40 per share for all shares issued pursuant to the DRIP until our board of directors determines an estimated NAV per share for our Class T shares. We reserve the right to reallocate the shares of common stock we are offering between our primary offering and the DRIP, and among classes of stock.

The “Questions and Answers About this Offering — Why did you begin to offer Class T shares and Class I shares, and what are the similarities and differences between the classes?” section of our prospectus is hereby superseded and replaced with the following:

Q:    Why did you begin to offer Class T shares and Class I shares, and what are the similarities and differences between the classes?

A:
We began to offer Class T shares and Class I shares due to recent regulatory developments and trends related to non-traded alternative investment products such as the investment opportunity being offered by this prospectus. Concerns over the amount of selling commissions paid from offering proceeds and disclosure of the same on customer account statements have resulted in many sponsors of alternative investment products electing to utilize share class structures that involve lower up-front selling commissions paid from offering proceeds. After extensive consideration and discussions with various constituencies, we commenced offering our Class T shares, which feature 3.0% up-front selling commissions, a 3.0% dealer manager fee and a stockholder servicing fee, and Class I shares, which feature no up-front selling commissions, a 1.5% dealer manager fee on or after March 1, 2017 (a 3.0% dealer manager fee prior to March 1, 2017) and no stockholder servicing fee, as discussed in further detail elsewhere in this prospectus.

One difference between Class T shares and Class I shares relates to the amount of selling commissions, dealer manager fees and stockholder servicing fees payable with respect to each class of shares, and the amount of funding of certain costs by our advisor. Class T shares are subject to selling commissions of up to 3.0% of the gross offering proceeds of Class T shares in our primary offering, which are paid out of offering proceeds at the time of sale of the share. Class I shares are not subject to selling commissions. Prior to March 1, 2017, Class T shares and Class I shares are also subject to an aggregate dealer manager fee of up to 3.0% of the gross offering proceeds in our primary offering, of which 2.0% of the gross offering proceeds is funded by our advisor and 1.0% of the gross offering proceeds is funded by us. Effective March 1, 2017, while Class T shares will remain subject to a dealer manager fee of up to 3.0% of the gross offering proceeds from the sale of Class T shares in our primary offering (of which 2.0% of the gross offering proceeds will be funded by our advisor and 1.0% of the gross offering proceeds will be funded by us), Class I shares will be subject to a dealer manager fee of up to 1.5% of the gross offering proceeds in our primary offering, all of which will be funded by our advisor. Class T shares also feature a stockholder servicing fee, which accrues daily at a rate of 1/365th of 1.0% of the purchase price per Class T share and is payable quarterly in arrears. Our dealer manager will generally reallow 100% of the stockholder servicing fee to participating broker-dealers. We will cease paying the stockholder servicing fee with respect to the Class T shares sold in this offering at the earliest of: (i) the date at which the aggregate underwriting compensation from all sources equals 10.0% of the gross proceeds from the sale of shares in our primary offering (i.e., excluding proceeds from sales pursuant to the DRIP); (ii) the fourth anniversary of the last day of the fiscal quarter in which our initial public offering (excluding the DRIP offering) terminates; (iii) the date that such Class T share is redeemed or is no longer outstanding; or (iv) the occurrence of a merger, listing on a national securities exchange, or an extraordinary transaction. We cannot predict if or when this will occur. We currently estimate that we will pay stockholder servicing fees up to four years after the termination of our offering, but in no event will our underwriting expenses exceed 10.0% of our gross offering proceeds. We cannot predict the length of time over which we will pay this fee due to, among many factors, the varying dates of purchase and the timing of a liquidity event. The aggregate amount of stockholder servicing fees we expect to pay (based on the assumption of $2,800,000,000 in gross offering proceeds pursuant to the sale of Class T shares) is approximately $112,000,000. Class I shares are not subject to a stockholder servicing fee. We will not pay selling commissions, the dealer manager fee, or the stockholder servicing fee with respect to shares of any class sold pursuant to the DRIP. See “Plan of Distribution” for further detail regarding the selling commissions and stockholder servicing fees payable with respect to Class T shares, and the dealer manager fees payable with respect to Class T shares and Class I shares.

Class I shares will also differ from Class T shares in regards to the annualized distribution rate attributable to such shares. While we expect that our board of directors will declare the same daily distribution amount with respect to Class I shares as compared to Class T shares, the lower purchase price of Class I shares will result in a higher annualized distribution percentage rate (when compared to the purchase price) for such shares as compared to Class T shares. See the “Description of Capital Stock” and “Plan of Distribution” sections of this prospectus for further discussion on the differences between our classes of shares.

Assuming (i) a constant primary offering price of $10.00 per Class T share, (ii) that shares are sold through distribution channels associated with the highest possible selling commissions and dealer manager fees, and (iii) that none of such shares purchased are redeemed or otherwise disposed of and that stockholder servicing fees are paid over four years, we expect that with respect to a one-time $10,000 investment in Class T shares, $300 in selling commissions will be paid at the time of the investment, $100 in dealer manager fees will be paid at the time of the investment (excluding the portion of the dealer manager fee funded by our advisor) and approximately $400 in stockholder servicing fees will be paid, for a total of $800 in selling commissions, dealer manager fees and stockholder servicing fees.

Assuming (i) a constant primary offering price of $9.21 per Class I share, (ii) that shares are sold through distribution channels associated with the highest possible dealer manager fees, and (iii) that none of such shares purchased are redeemed or otherwise disposed of, we expect that with respect to a one-time $10,000 investment in Class I shares, no dealer manager fees will be paid at the time of the investment (excluding the portion of the dealer manager fee funded by our advisor). No selling commissions or stockholder servicing fees are paid with respect to Class I shares.

Each share of our common stock, regardless of class, will be entitled to one vote per share on matters presented to the common stockholders for approval; provided, however, that stockholders of one share class shall have exclusive voting rights on any amendment to our charter that would alter only the contract rights of that share class, and no stockholders of another share class shall be entitled to vote thereon. Our estimated NAV will be determined on an aggregate basis for the company and our estimated NAV per share will be the same across share classes.

Until we determine an estimated NAV per share, customer account statements for our stockholders will reflect values of $9.60 per Class T share and $9.21 per Class I share. If not for the amounts paid by our advisor for dealer manager fees and other organizational and offering expenses, or collectively, the Advisor Up Front Funding, the customer account statements for our stockholders would reflect values of $9.30 per Class T share and $8.98 per Class I share during this same period. Because we will include leverage in the calculation of the Contingent Advisor Payment, as described below, a higher use of leverage may allow our advisor to recoup the Advisor Up Front Funding more quickly than if we used less leverage. If our advisor recoups the full amount of the Advisor Up Front Funding, our estimated NAV may be negatively impacted by the payment of the Contingent Advisor Payment. Until the date that we determine an estimated NAV per share, any such potential negative impact will not be reflected on customer account statements, and will not be reflected in our calculation of modified funds from operations. While other factors (such as the deployment of the Advisor Up Front Funding in the acquisition of one or more revenue-generating properties) may outweigh such potential negative impact, the net effect of the Advisor Up Front Funding relative to the return generated by us from the deployment of the Advisor Up Front Funding may not be known until we determine an estimated NAV per share. Please see the description of the acquisition fee contained in the “Estimated Use of Proceeds” and “Compensation Table” sections of the prospectus, as supplemented, for additional information.

Our Structure

The “Our Structure” section on page 12 of our prospectus is superseded in its entirety as follows:

The following chart indicates the relationship among us, our advisor and certain of its affiliates.

Jeffrey T. Hanson
Danny Prosky
Mathieu B. Streiff
Griffin Capital Company, LLC (Co-Sponsor)
100% Control
Colony NorthStar, Inc. (1) (NYSE: CLNS)
100%
Griffin Capital, LLC
AHI Group Holdings, LLC
45.1%
James F. Flaherty III
100%
100%
Griffin Capital Securities, LLC (Dealer Manager)
Griffin Capital Asset Management Company, LLC
47.1%
7.8%
25%
75%
American Healthcare Investors, LLC (Co-Sponsor)
Griffin-American Healthcare REIT IV Advisor, LLC (Advisor)
Dealer Manager Agreement
American Healthcare Investors, LLC Designated Personnel (Oversight Property Management Services)
Advisory Agreement
20,833 Shares
General Public
Griffin-American Healthcare REIT IV, Inc. (REIT)
Limited Partner <0.01%
General Partner >99.99%
Griffin-American Healthcare REIT IV Holdings, LP (Operating Partnership)
Subsidiaries Owning Assets

(1) Colony NorthStar holds its interest in American Healthcare Investors indirectly through certain of its subsidiaries.

Acquisitions

The following information should be read in conjunction with the discussion contained in the “Prospectus Summary — Description of Investments” section on page 7 of our prospectus and the “Investment Objectives, Strategy and Criteria — Real Estate Acquisitions” section on page 103 of our prospectus:

Acquired Properties

As of February 17, 2017, we had completed nine property acquisitions comprising 12 buildings, or approximately 623,000 square feet of gross leasable area, or GLA, for an aggregate contract purchase price of $138,820,000. Acquisitions completed between November 30, 2016 and February 17, 2017 are listed below:

Acquisition(1)	Type of Property	GLA (Sq Ft)	Occupancy	Date Acquired	Contract Purchase Price	Property Taxes(2)	Location
Lafayette Assisted Living Portfolio	Senior Housing	80,000	100%	12/01/16	$16,750,000	$74,000	Lafayette, LA
Evendale MOB	Medical Office	66,000	76.4%	12/13/16	$10,400,000	$129,000	Evendale, OH
___________

(1)	We own 100% of our properties acquired.

(2)	Represents the real estate taxes on the properties for 2016.

We financed the purchases of Lafayette Assisted Living Portfolio and Evendale MOB using approximately $17,500,000 and $10,400,000, respectively, in borrowings under our revolving line of credit with Bank of America, N.A. and KeyBank, National Association and the remaining balances using cash proceeds from this offering. We paid our advisor a base acquisition fee of 2.25% of the contract purchase price of each property. We also accrued a contingent advisor payment of 2.25% of the contract purchase price of each property, which shall be paid to our advisor subject to the satisfaction of certain conditions as described more fully in our prospectus. American Healthcare Investors, LLC, or American Healthcare Investors, or its designated personnel will provide property management oversight services and receive a property management oversight fee of 1.0% of the gross monthly cash receipts with respect to Lafayette Assisted Living Portfolio, and a property management oversight fee of 1.5% of the gross monthly cash receipts with respect to Evendale MOB. Among other things, American Healthcare Investors or its designated personnel have the authority to negotiate and enter into leases of our properties on our behalf (in substantial conformance with approved leasing parameters and the operating plan), to incur costs and expenses, to authorize payment of property cash flow or reserves and to require that we provide sufficient funds for the payment of operating expenses. Other affiliates of ours may receive additional fees or other compensation as a result of our property acquisition in accordance with the compensation provisions described in our prospectus.

Potential Acquisitions

As of February 17, 2017, we, through our subsidiaries, entered into purchase and sale agreements for the acquisition of the following properties from unaffiliated third parties:

Property Name	Type of Property	GLA (Sq Ft)	Occupancy	Contract Purchase Price	Date of Purchase Agreement	Location
Battle Creek MOB	Medical Office	46,000	97.3%	$7,300,000	12/19/16	Battle Creek, MI
Athens MOB Portfolio	Medical Office	61,000	98.5%	16,800,000	01/31/17	Athens, GA
Reno MOB	Medical Office	191,000	100%	66,250,000	02/16/17	Reno, NV
Total		298,000		$90,350,000

Battle Creek MOB

On December 19, 2016, we, through GAHC4 Battle Creek MI MOB, LLC, our wholly owned subsidiary, entered into a Real Estate Purchase Agreement and Escrow Instructions with Battle Creek Office Development Enterprises, L.L.C., or Battle Creek seller, and Commonwealth Land Title Insurance Company, as escrow agent, for the purchase of Battle Creek MOB, an approximately 46,000-square-foot medical office building located in Battle Creek, Michigan, for a purchase price of $7,300,000, plus closing costs. Battle Creek MOB is currently approximately 97.3% leased to nine tenants, including Ambulatory Surgery Associates, LLC, Southwest Michigan Eye Center, PLC and Great Lakes Plastic Reconstructive & Hand Surgery, PC. Medical services provided at Battle Creek MOB include general surgery, gynecology, hand surgery, ophthalmology, otolaryngology, orthopaedics, pain management, plastic surgery, podiatry and urology. We are not affiliated with Battle Creek seller or Commonwealth Land Title Insurance Company.

Athens MOB Portfolio

On January 31, 2017, we, through GAHC4 Athens GA MOB Portfolio, LLC, our wholly owned subsidiary, entered into a Real Estate Purchase Agreement and Escrow Instructions with 316, LLC and Exchange Building 300, LLC, or collectively, Athens sellers, Jeff B. Bell, Joe L. Harrison, III and Jon M. Williams, as personal guarantors, or collectively, Athens guarantors, and Chicago Title Insurance Company, as escrow agent, for the purchase of two medical office buildings located in Athens, Georgia, or Athens MOB Portfolio, for an aggregate purchase price of $16,800,000, plus closing costs. Athens MOB Portfolio, consisting of approximately 61,000-square-feet of gross leasable area, offers physical therapy and rehabilitation, diagnostic imaging, endocrinology, neurology, vascular/cardiology, pediatric and adult dentistry services and is currently approximately 98.5% leased. We are not affiliated with Athens sellers, Athens guarantors or Chicago Title Insurance Company.

Reno MOB

On February 16, 2017, we, through GAHC4 Reno NV MOB, LLC, our wholly owned subsidiary, entered into an Agreement of Purchase and Sale and Joint Escrow Instructions with Arlington Medical Properties, LLC, or Reno seller, and Universal Health Realty Income Trust, as Reno guarantor, for the purchase of Reno seller’s leasehold interest in Reno MOB, an approximately 191,000-square-foot medical office building located in Reno, Nevada, for a purchase price of $66,250,000, plus closing costs. Reno MOB is currently 100% leased to seven tenants, the largest of which is Prime Healthcare Services – Reno, LLC. Medical services provided at Reno MOB include wellness services, physical therapy, obstetrics and gynecology, oncology, radiology, women’s health, neurology, bariatrics and internal medicine. We are not affiliated with Reno seller or Reno guarantor.

The following table shows, as of February 17, 2017, the effective annual rental rate per rentable square foot, GLA, lease expiration, renewal options and principal nature of business for the tenant occupying 10.0% or more of the rentable square footage of Reno MOB:

Tenant	Effective Annual Rental Rate per Rentable Square Foot		GLA (Sq Ft)	Lease Expiration		Renewal Options		Principal Nature of Business
Prime Healthcare Services – Reno, LLC	$13.52 - 31.13	(1)	152,000	Various	(2)	Various	(3)	Multi-specialty
___________

(1)	There are currently 12 leases with Prime Healthcare Services – Reno, LLC, or Prime Healthcare Services, which pay annual rental rates ranging from $13.52 to $31.13 per rentable square foot.

(2)	Each of Prime Healthcare Services’ leases expire at various dates ranging from May 31, 2017 through December 31, 2025.

(3)	Prime Healthcare Services has various lease renewal options, ranging from no renewal options to two 10-year renewal options.

We believe that Reno MOB is suitable for its intended purpose and adequately covered by insurance, and we intend to make improvements totaling approximately $300,000 to Reno MOB over the next few years, including common area improvements and exterior repainting. We intend to finance such improvements from funds raised through our initial public offering, debt financing and/or cash flows from operations. Reno MOB faces limited competition from a variety of both on- and off-campus medical office buildings in Reno, Nevada. For federal income tax purposes, we estimate that the depreciable basis in Reno MOB will be approximately $54,988,000. For federal income tax purposes, we depreciate land improvements and buildings based upon an estimated useful life of 20 years and 40 years, respectively. For 2016, Reno MOB paid real estate taxes of approximately $325,000 at a rate of 2.38%.

We expect that American Healthcare Investors or its designated personnel will provide property management oversight services and American Healthcare Investors will receive a property management oversight fee of 1.5% of the gross monthly cash receipts with respect to Battle Creek MOB, Athens MOB Portfolio and Reno MOB. We intend to finance the purchases of Battle Creek MOB, Athens MOB Portfolio and Reno MOB from funds raised through this offering and debt financing. We also anticipate paying an acquisition fee based on the purchase price of each of the properties to our advisor in connection with the acquisition of such properties, as described in our prospectus. We anticipate closing the acquisitions of Battle Creek MOB and Reno MOB in the first quarter of 2017, and the acquisition of Athens MOB Portfolio in the second quarter of 2017; however, we can give no assurance that any of the closings will occur within this timeframe, or at all. These potential acquisitions are subject to substantial conditions to closing. Our decision to consummate each of these acquisitions will generally depend upon:

•	the satisfaction of the conditions to each of the acquisitions contained in the relevant agreements;

•	no material adverse change occurring relating to each of the properties, the tenants or in the local economic conditions;

•	our receipt of sufficient net proceeds from this offering and financing proceeds to make each of these acquisitions; and

•	our receipt of satisfactory due diligence information, including appraisals, environmental reports and lease information.

Due to the considerable conditions that must be satisfied in order to acquire each of these properties, we cannot give any assurances that the closing of any of these acquisitions is probable.

In evaluating each of these properties as potential acquisitions and determining the appropriate amount of consideration to be paid for each property, we have considered a variety of factors including the overall valuation based on net operating income, location, demographics, quality of the tenants, length of leases, price per square foot, occupancy and the fact that the overall rental rate at each property is comparable to market rates. We believe that each of these properties is well located, well maintained and has been professionally managed. Each property will be subject to competition from similar medical office buildings within its market area, and its economic performance could be affected by changes in local economic conditions. We have not considered any other factors materially relevant to our decision to acquire these properties.

Estimated Use of Proceeds

The “Prospectus Summary — Estimated Use of Proceeds” section beginning on page 7 of our prospectus and the “Estimated Use of Proceeds” section beginning on page 61 of our prospectus are hereby superseded and replaced with the following:

The following table sets forth our best estimates of how we intend to use the proceeds raised in this offering assuming that we sell the maximum primary offering of $2,800,000,000 in Class T shares and $200,000,000 in Class I shares. We reserve the right to reallocate the shares of common stock we are offering between the primary offering and the DRIP, and among classes of stock. The amount of our common stock offered pursuant to our primary offering may vary from these assumptions since we have reserved the right to reallocate the shares of our common stock between the primary offering and the DRIP, and among classes of stock. Shares of our Class T common stock in the primary offering are being offered to the public on a “best efforts” basis at $10.00 per share. Shares of our Class I common stock in the primary offering are being offered to the public on a “best efforts” basis at $9.30 per share prior to March 1, 2017, and at $9.21 per share for shares offered on or after March 1, 2017.

We have not given effect to any special sales or volume discounts that could reduce the selling commissions or dealer manager fee for sales pursuant to the primary offering. Reduction in these fees will be accompanied by a corresponding reduction in the per share purchase price, but will not affect the amounts available to us for investments. See the “Plan of Distribution” section of this prospectus for a description of the special sales and volume discounts.

The following table assumes that we do not sell any shares of our common stock pursuant to the DRIP. As long as the shares of our common stock are not listed on a national securities exchange, it is anticipated that all or substantially all of the proceeds from the sale of shares of our common stock pursuant to the DRIP will be used to fund repurchases of shares of our common stock pursuant to our share repurchase plan. Because we do not pay selling commissions, a dealer manager fee or other organizational and offering expenses with respect to shares of our common stock sold pursuant to the DRIP, we receive greater net proceeds from the sale of shares of our common stock pursuant to the DRIP than pursuant to the primary offering. As a result, if we reallocate shares of our common stock from the DRIP to the primary offering, the net proceeds from the sale of the reallocated shares of our common stock could be less than we currently estimate.

Many of the figures set forth below represent management’s best estimate since they cannot be precisely calculated at this time. Assuming we sell the maximum primary offering of $2,800,000,000 in Class T shares and $200,000,000 in Class I shares, we estimate that approximately 92.1% of the gross offering proceeds will be used to purchase real estate and real estate-related investments, pay down debt or to fund distributions if our cash flows from operations are insufficient, and the remaining 7.9% will be used to pay the costs of this offering, including selling commissions and the dealer manager fee, and to pay fees to our advisor for its services in connection with the selection and acquisition of properties.

We may pay distributions from sources other than our cash flows from operations, including offering proceeds, borrowings in anticipation of future cash flows or other sources. We have not established any limit on the amount of offering proceeds that may be used to fund distributions other than those limits imposed by our organizational documents and Maryland law, and it is likely that we will use offering proceeds to fund a majority of our initial distributions.

Our board of directors is responsible for reviewing our fees and expenses on at least an annual basis and with sufficient frequency to determine that the expenses incurred are in the best interest of our stockholders. Our independent directors are responsible for reviewing the performance of our advisor and determining from time to time and at least annually that the compensation to be paid to our advisor is reasonable in relation to the nature and quality of the services to be performed and that the provisions of the advisory agreement are being carried out. The fees set forth below may not be increased without approval of our independent directors.

The following table assumes that no debt is incurred in respect of any property acquisitions. However, as disclosed throughout the prospectus, we expect to use leverage. Assuming, in addition to our other assumptions, a maximum leverage of 50.0% of our assets, the maximum acquisition fees described in the following table would increase to approximately $214,174,000.

			Class I Shares
	Class T Shares		Maximum Primary Offering(1)
	Maximum Primary Offering(1)		Sales as of March 1, 2017(2)		Remaining Offering Amount
	Amount	Percent	Amount	Percent	Amount	Percent
Gross Offering Proceeds	$2,800,000,000	100%	$7,167,000	100%	$192,833,000	100%
Less Public Offering Expenses:
Selling Commissions(3)	84,000,000	3.0	—	—	—	—
Dealer Manager Fee(3)	84,000,000	3.0	215,000	3.0	2,892,000	1.5
Advisor Funding of Dealer Manager Fee(3)	(56,000,000)	(2.0)	(143,000)	(2.0)	(2,892,000)	(1.5)
Other Organizational and Offering Expenses(4)	28,000,000	1.0	72,000	1.0	1,928,000	1.0
Advisor Funding of Other Organizational and Offering Expenses(4)	(28,000,000)	(1.0)	(72,000)	(1.0)	(1,928,000)	(1.0)
Amount Available for Investment(5)	$2,688,000,000	96.0%	$7,095,000	99.0%	$192,833,000	100%
Less Acquisition Costs:
Acquisition Fees(6)
Base Acquisition Fees	$57,876,000	2.1%	$153,000	2.1%	$4,152,000	2.2%
Contingent Advisor Payment	57,876,000	2.1	153,000	2.1	4,152,000	2.2
Initial Working Capital Reserve(7)	—	—	—	—	—	—
Amount Invested in Assets(8)	$2,572,248,000	91.8%	$6,789,000	94.8%	$184,529,000	95.6%

(1)
This table assumes an allocation of $2,800,000,000 in Class T shares and $200,000,000 in Class I shares, which we intend to sell in the maximum primary offering. We reserve the right to reallocate the shares of common stock we are offering between the primary offering and the DRIP, and among classes of stock.

(2)
The amounts presented as of March 1, 2017 reflect assumed sales of $7,167,000 of Class I shares in our primary offering as of such date, which assumption is based on recent sales of Class I shares in our primary offering completed prior to March 1, 2017.

(3)
We will pay our dealer manager selling commissions in an amount up to 3.0% of the gross offering proceeds from the sale of Class T shares in our primary offering. Sales of Class I shares will not be subject to selling commissions. Prior to March 1, 2017, our dealer manager also will receive a dealer manager fee in an amount up to 3.0% of the gross offering proceeds from the sale of Class T shares and Class I shares in our primary offering, of which 1.0% of the gross offering proceeds will be funded by us and the remaining 2.0% of the gross offering proceeds will be funded by our advisor; effective March 1, 2017, while Class T shares will remain subject to a dealer manager fee of up to 3.0% of the gross offering proceeds from the sale of Class T shares in our primary offering (of which 1.0% of the gross offering proceeds will be funded by us and the remaining 2.0% of the gross offering proceeds will be funded by our advisor), our dealer manager will receive a dealer manager fee in an amount up to 1.5% of the gross offering proceeds from the sale of Class I shares in our primary offering, all of which will be funded by our advisor. However, our advisor intends to recoup the portion of the dealer manager fee it funds through the receipt of the Contingent Advisor Payment, as described in note (6) below. The amounts of the dealer manager fee and advisor funding of the dealer manager fee in connection with the sale of Class I shares in our primary offering that are presented in the table reflect the assumptions that 1.0% of the gross offering proceeds were funded by us and 2.0% of the gross offering proceeds were funded by our advisor with respect to Class I shares sold prior to March 1, 2017 and that our advisor will fund the entire dealer manager fee of 1.5% of the gross offering proceeds with respect to the remaining primary offering amount of Class I shares sold on or after March 1, 2017. We will also pay our dealer manager a quarterly stockholder servicing fee with respect to Class T shares that will accrue daily in the amount of 1/365th of 1.0% of the purchase price per Class T share sold in our primary offering. We have excluded the stockholder servicing fee from this table, as we will pay the stockholder servicing fee from our cash flows from operations or, if our cash flows from operations are not sufficient to pay the stockholder servicing fee, from borrowings in anticipation of future cash flows. We have assumed for purposes of this table that the 3.0% selling commissions and 3.0% or 1.5% dealer manager fee, as applicable, will be paid at the time the applicable shares are sold. If the maximum selling commissions, dealer manager fees and stockholder servicing fees are paid, the total of such underwriting compensation will be 10.0% of the gross offering proceeds in the primary offering.

(4)
Our advisor will fund all of our other organizational and offering expenses, which we anticipate will not exceed an amount equal to 1.0% of the gross offering proceeds from the sale of all shares. However, our advisor intends to recoup such expenses through the receipt of the Contingent Advisor Payment, as described in note (6) below.

(5)
Until required in connection with the acquisition of real estate or real estate-related investments, the net proceeds of this offering may be invested in short-term, highly-liquid investments including government obligations, bank certificates of deposit, short-term debt obligations and interest-bearing accounts or other authorized investments as determined by our board of directors.

(6)
For each property we acquire, we will pay our advisor or one of its affiliates acquisition fees of up to 4.50% of the contract purchase price, including any contingent or earn-out payments that may be paid, and for each real estate-related investment we originate or acquire, we will pay our advisor or one of its affiliates acquisition fees of up to 4.25% of the origination or acquisition price, including any contingent or earn-out payments that may be paid. These acquisition fees consist of a 2.25% or 2.00% base acquisition fee for real estate and real estate-related investments, respectively, and an additional 2.25% contingent advisor payment, or the Contingent Advisor Payment. The Contingent Advisor Payment allows our advisor to recoup the portion of the dealer manager fee and other organizational and offering expenses funded by our advisor. Therefore, the amount of the Contingent Advisor Payment paid upon the closing of an acquisition shall not exceed the then outstanding amounts paid by our advisor for dealer manager fees and other organizational and offering expenses at the time of such closing. For these purposes, the amounts paid by our advisor and considered as “outstanding” will be reduced by the amount of the Contingent Advisor Payment previously paid.

Notwithstanding the foregoing, the initial $7.5 million of amounts paid by our advisor to fund the dealer manager fee and other organizational and offering expenses, or the Contingent Advisor Payment Holdback, will be retained by us until the later of the termination of our last public offering, or the third anniversary of the commencement date of this offering, at which time such amount shall be paid to our advisor or its affiliates.

For purposes of this table, the 2.25% base acquisition fee and the 2.25% Contingent Advisor Payment are applied against the amount invested in assets shown in the table. However, the percentages that appear in this table are stated as a percentage of the gross offering proceeds shown in the table. As a result, the base acquisition fee and the Contingent Advisor Payment stated in the table each represent approximately 2.1% of the gross offering proceeds shown in the table with respect to Class T shares, approximately 2.1% of the gross offering proceeds shown in the table with respect to Class I shares prior to March 1, 2017 and approximately 2.2% of the gross offering proceeds shown in the table with respect to Class I shares on or after March 1, 2017.

Acquisition fees may be paid in connection with the purchase, development or construction of real properties, or the making of or investing in loans or other real estate-related investments. Acquisition fees do not include acquisition expenses, which may be paid from offering proceeds. For purposes of this table, we have assumed that (a) no real estate-related investments are originated or acquired and (b) no debt is incurred in respect of any property acquisitions. However, as disclosed throughout this prospectus, we expect to use leverage, which results in higher fees paid to our advisor and its affiliates. Assuming, in addition to our other assumptions, a maximum leverage of 50.0% of our assets, the maximum acquisition fees (including the Contingent Advisor Payment) would be approximately $214,174,000. Furthermore, under our charter, we have a limitation on borrowing that precludes us from borrowing in excess of 300% of our net assets without the approval of a majority of our independent directors. Generally speaking, the preceding calculation is expected to approximate 75.0% of the aggregate cost of our real estate and real estate-related investments before depreciation, amortization, bad debt and other similar non-cash reserves. Assuming, in addition to our other assumptions, a maximum leverage of 75.0% of the aggregate cost of our real estate and real estate-related investments before depreciation, amortization, bad debt and other similar non-cash reserves, the maximum acquisition fees (including the Contingent Advisor Payment) would be approximately $341,271,000. These assumptions may change due to different factors including changes in the allocation of shares of our common stock between the primary offering and the DRIP and between classes of stock, the extent to which proceeds from the DRIP are used to repurchase shares of our common stock pursuant to our share repurchase plan and the extent to which we make real estate-related investments. To the extent that we issue new shares of our common stock outside of this offering or interests in our operating partnership in order to acquire real properties, then the acquisition fees and amounts invested in real properties will exceed the amount stated above.

(7)	Although we do not anticipate establishing a general working capital reserve out of the proceeds from this offering, we may establish capital reserves with respect to particular investments.

(8)
Includes amounts anticipated to be invested in assets, amounts used to fund distributions if our cash flows from operations are insufficient and all expenses actually incurred in connection with selecting, evaluating and acquiring such assets, which will be reimbursed regardless of whether an asset is acquired. We have not established any limit on the amount of offering proceeds that may be used to fund distributions other than those limits imposed by our organizational documents and Maryland law. We will also pay a quarterly stockholder servicing fee in arrears that will accrue daily in the amount of 1/365th of 1.0% of the purchase price per share of Class T shares in our primary offering. We have excluded the stockholder servicing fee from this table.

Compensation Table

The lead-in paragraph in the “Prospectus Summary — Compensation to Our Advisor, Our Dealer Manager and Their Affiliates” section beginning on page 13 of our prospectus and the lead-in paragraph in the “Compensation Table” section beginning on page 104 of our prospectus are hereby superseded and replaced with the following:

We will pay to our advisor, our dealer manager and their affiliates substantial compensation, fees and expense reimbursements for services relating to this offering and the investment and management of our assets. The most significant items of compensation we expect to pay to our advisor, our dealer manager and their affiliates are included in the table below. The selling commissions and dealer manager fee may vary for different categories of purchasers, as described in the “Plan of Distribution” section of this prospectus. The estimated dollar amounts for the maximum offering in the table below assume the sale of $2,800,000,000 in Class T shares in our primary offering, $7,167,000 in Class I shares in our primary offering prior to March 1, 2017 (which assumption is based on recent sales of Class I shares completed prior to March 1, 2017) and $192,833,000 in Class I shares in our primary offering on or after March 1, 2017. The table below also assumes that such shares will be sold through distribution channels associated with the highest possible selling commissions and dealer manager fee and that no shares of our common stock are sold pursuant to the DRIP.

The following rows and footnotes supersede and replace the corresponding rows and footnotes in the table contained in the “Prospectus Summary — Compensation to Our Advisor, Our Dealer Manager and Their Affiliates” section beginning on page 13 of our prospectus and the table contained in the “Compensation Table” section beginning on page 104 of our prospectus:

Type of Compensation (Recipient)	Description and Method of Computation	Estimated Dollar Amount for Maximum Offering(1)

Offering Stage

Selling Commissions (our dealer manager)(2)	Generally, up to 3.0% of gross offering proceeds from the sale of shares of our Class T common stock sold pursuant to our primary offering (all or a portion of which may be reallowed by our dealer manager to participating broker-dealers). No selling commissions are payable on Class I shares or shares of our common stock sold pursuant to the DRIP.	$84,000,000

Dealer Manager Fee (our dealer manager)(2)
With respect to shares of our Class T common stock, generally, up to 3.0% of gross offering proceeds from the sale of shares of our Class T common stock pursuant to the primary offering (all or a portion of which may be reallowed by our dealer manager to participating broker-dealers), of which 1.0% of the gross offering proceeds will be funded by us and the remaining 2.0% of the gross offering proceeds will be funded by our advisor. With respect to shares of our Class I common stock, prior to March 1, 2017, generally up to 3.0% of gross offering proceeds from the sale of shares of our Class I common stock pursuant to the primary offering (all or a portion of which may be reallowed by our dealer manager to participating broker-dealers), of which 1.0% of the gross offering proceeds is funded by us and the remaining 2.0% of the gross offering proceeds is funded by our advisor; effective March 1, 2017, generally, up to 1.5% of gross offering proceeds from the sale of shares of our Class I common stock pursuant to the primary offering (all or a portion of which may be reallowed by our dealer manager to participating broker-dealers), all of which will be funded by our advisor. However, our advisor intends to recoup the portion of the dealer manager fee it funds through the receipt of the Contingent Advisor Payment as part of our acquisition fees, as described below. No dealer manager fee is payable on shares of our common stock sold pursuant to the DRIP.

$87,107,000 ($84,000,000 for the sale of Class T shares and $3,107,000 for the sale of Class I shares) ($28,072,000 of which would be funded by us and $59,035,000 of which would be funded by our advisor, subject to our advisor’s intent to recoup such funded amount).

Acquisition and Development Stage

Acquisition Fee (including base acquisition fee and Contingent Advisor Payment) (our advisor or its affiliates)(4)(5)
Up to 4.50% of the contract purchase price, including any contingent or earn-out payments that may be paid, of each property we acquire or, with respect to any real estate-related investment we originate or acquire, up to 4.25% of the origination or acquisition price, including any contingent or earn-out payments that may be paid. The 4.50% or 4.25% acquisition fees consist of a 2.25% or 2.00% base acquisition fee for real estate and real estate-related acquisitions, respectively, and an additional 2.25% Contingent Advisor Payment. The Contingent Advisor Payment allows our advisor to recoup the portion of the dealer manager fee and other organizational and offering expenses funded by our advisor. Therefore, the amount of the Contingent Advisor Payment paid upon the closing of an acquisition shall not exceed the then outstanding amounts paid by our advisor for dealer manager fees and other organizational and offering expenses at the time of such closing. For these purposes, the amounts paid by our advisor and considered as “outstanding” will be reduced by the amount of the Contingent Advisor Payment previously paid. Notwithstanding the foregoing, the Contingent Advisor Payment Holdback of the initial $7.5 million of amounts paid by our advisor to fund the dealer manager fee and other organizational and offering expenses shall be retained by us until the later of the termination of our last public offering, or the third anniversary of the commencement date of this offering, at which time such amount shall be paid to our advisor or its affiliates. Our advisor or its affiliates will be entitled to receive

$62,181,000 for base acquisition fee and $62,181,000 for Contingent Advisor Payment, for total acquisition fees of $124,362,000 assuming no debt or $214,174,000 assuming leverage of 50.0% of the contract purchase price or $341,271,000 assuming leverage of 75.0% of the contract purchase price.(6)

Type of Compensation (Recipient)	Description and Method of Computation	Estimated Dollar Amount for Maximum Offering(1)

these acquisition fees for properties and real estate-related investments acquired with funds raised in this offering, including acquisitions completed after the termination of the advisory agreement (including imputed leverage of 50.0% on funds raised in this offering) or funded with net proceeds from the sale of a property or real estate-related investment, subject to certain conditions. Our advisor may waive or defer all or a portion of the acquisition fee at any time and from time to time, in our advisor’s sole discretion.

(1)
The estimated dollar amounts for the maximum offering in the table assume the sale of $2,800,000,000 in Class T shares in our primary offering, $7,167,000 in Class I shares in our primary offering prior to March 1, 2017 (which assumption is based on recent sales of Class I shares completed prior to March 1, 2017) and $192,833,000 in Class I shares in our primary offering on or after March 1, 2017. We reserve the right to reallocate the shares of common stock we are offering between our primary offering and the DRIP, and among classes of stock.

(2)
This table assumes selling commissions in the amount of 3.0% of the gross offering proceeds for sales of shares of our Class T common stock in the primary offering, which commissions may be reduced under certain circumstances. Prior to March 1, 2017, a dealer manager fee of up to 3.0% of the gross offering proceeds also will be paid with respect to sales of shares of our Class T and Class I common stock, of which 1.0% of the gross offering proceeds will be funded by us and the remaining 2.0% of the gross offering proceeds will be funded by our advisor; effective March 1, 2017, while Class T shares will remain subject to a dealer manager fee of up to 3.0% of the gross offering proceeds from the sale of Class T shares in our primary offering (of which 1.0% of the gross offering proceeds will be funded by us and the remaining 2.0% of the gross offering proceeds will be funded by our advisor), a dealer manager fee of up to 1.5% of the gross offering proceeds will be paid with respect to sales of shares of our Class I common stock, all of which will be funded by our advisor. However, our advisor intends to recoup the portion of the dealer manager fee it funds through the receipt of the Contingent Advisor Payment as part of our acquisition fees. Our dealer manager may, from time to time, enter into selected dealer agreements that provide for reduced selling commissions and an increased dealer manager fee, provided that in no event will the aggregate of the selling commissions and the dealer manager fee with respect to sales of such shares be greater than 6.0% of the gross offering proceeds for shares of our common stock sold pursuant to the primary offering. In addition, the amount of selling commissions we pay may be reduced in connection with certain categories of sales, such as sales for which a volume discount applies, sales of shares through investment advisors or banks acting as trustees or fiduciaries and sales of shares to our affiliates. See the “Plan of Distribution” section of this prospectus.

(4)
This estimate assumes the contract purchase price for our assets will be an amount equal to the estimated amount invested in assets in a maximum offering, and that all of the assets purchased are real properties. We have assumed that no financing is used to acquire future assets. However, as disclosed throughout this prospectus, we do expect to use leverage, which would result in higher fees paid to our advisor and its affiliates. Any portion of this fee may be deferred and paid in a subsequent year. Assuming a maximum leverage of 50.0% of our assets, the maximum acquisition fees would be approximately $214,174,000. Furthermore, under our charter, we have a limitation on borrowing that precludes us from borrowing in excess of 300% of our net assets without the approval of a majority of our independent directors. Generally speaking, the preceding calculation is expected to approximate 75.0% of the aggregate cost of our real estate and real estate-related investments before depreciation, amortization, bad debt and other similar non-cash reserves. Assuming, in addition to our other assumptions, a maximum leverage of 75.0% of the aggregate cost of our real estate and real estate-related investments before depreciation, amortization, bad debt and other similar non-cash reserves, the maximum acquisition fees would be approximately $341,271,000. The inclusion of the Contingent Advisor Payment in our acquisition fees will cause the aggregate acquisition fees we pay to exceed the prevailing market average for such fees in the non-traded REIT industry until such time as we are no longer obligated to pay our advisor the Contingent Advisor Payment. However, we believe that the aggregate of all fees and expenses we will pay to our advisor and its affiliates are near the prevailing market average for such aggregate fees and expenses. We will pay our advisor or its affiliates the acquisition fee upon the closing of a real estate acquisition or upon the funding or acquisition of a real estate-related investment. Our advisor may waive or defer all or a portion of the acquisition fee at any time and from time to time, in our advisor’s sole discretion.

(5)
Acquisition expenses include any and all expenses actually incurred in connection with the selection, evaluation and acquisition of, and investment in real estate and real estate-related investments, including, but not limited to, legal fees and expenses, travel and communications expenses, cost of appraisals and surveys, nonrefundable option payments on property not acquired, accounting fees and expenses, architectural, engineering and other property reports, environmental and asbestos audits, title insurance premiums and escrow fees, transfer taxes, and miscellaneous expenses related to the selection, evaluation and acquisition of properties. We estimate acquisition expenses to be 0.5% of the contract purchase price. We reimburse our advisor for acquisition expenses, whether or not the evaluated property is acquired. Our charter limits our ability to pay acquisition fees if the total of all acquisition fees and expenses, including any development fees and construction management fees paid to our advisor or affiliates of our advisor, and real estate commissions and other fees paid to third parties, is not reasonable or would exceed 6.0% of the contract purchase price of the property or real estate-related investment, or in the case of a loan, 6.0% of the funds advanced. Under our charter, a majority of our directors not interested in the transaction, including a majority of our independent directors not interested in the transaction, would have to approve any acquisition fees (or portion thereof) which would cause the total of all acquisition fees and expenses relating to a real property acquisition to exceed 6.0% of the purchase price.

(6)
The acquisition fee amounts presented reflect assumptions for the sale of Class I shares as of March 1, 2017 based on recent sales of Class I shares in our primary offering completed prior to March 1, 2017.

All similar references to the amounts of the above compensation, fees and expense reimbursements contained in our prospectus are hereby revised in accordance with the above.

Declaration of Distributions

The following information should be read in conjunction with the discussion contained in the “Prospectus Summary — Distribution Policy” section on page 20 of our prospectus and the “Description of Capital Stock — Distribution Policy” section on page 173 of our prospectus:

On December 16, 2016, our board of directors authorized a daily distribution to our Class T and Class I stockholders of record as of the close of business on each day of the period commencing on January 1, 2017 and ending on March 31, 2017. The daily distributions were or will be calculated based on 365 days in the calendar year and were or will be equal to $0.001643836 per share of our Class T and Class I common stock. These distributions will be aggregated and paid in cash or shares of our common stock pursuant to the DRIP monthly in arrears. The distributions declared for each record date in the January 2017, February 2017 and March 2017 periods were or will be paid in February 2017, March 2017 and April 2017, respectively, only from legally available funds.

Risk Factors

The “Risk Factors — Risks Related to Our Business — Our success will be dependent on the performance of our co-sponsors” section on page 34 of our prospectus is superseded in its entirety and replaced with the following:

Our success will be dependent on the performance of our co-sponsors.

Our ability to achieve our investment objectives and to conduct our operations will be dependent upon the performance of our advisor. Our advisor is a joint venture between our two co-sponsors, in which American Healthcare Investors owns a 75.0% interest and Griffin Capital Company, LLC, or Griffin Capital (formerly known as Griffin Capital Corporation), indirectly owns a 25.0% interest. Our advisor’s and co-sponsors’ ability to manage our operations successfully will be impacted by trends in the general economy, as well as the commercial real estate and credit markets. The current macroeconomic environment may negatively impact the value of commercial real estate assets and contribute to a general slow-down in our industry, which could put downward pressure on our co-sponsors’ revenues and operating results.

Additionally, American Healthcare Investors is 47.1% owned by AHI Group Holdings, LLC, or AHI Group Holdings, 45.1% indirectly owned by Colony NorthStar, Inc. (NYSE: CLNS), or Colony NorthStar (formerly known as NorthStar Asset Management Group Inc. prior to its merger with Colony Capital, Inc. and NorthStar Realty Finance Corp. on January 10, 2017), and 7.8% owned by Mr. James F. Flaherty III, who also serves as a member of the investment committee of our advisor. American Healthcare Investors and its sponsored programs, including our company, may not realize the anticipated benefits of the relationship with Colony NorthStar and Mr. Flaherty due to, among other things, the economic and overall conditions of the healthcare real estate industry, Colony NorthStar’s and Mr. Flaherty’s ability to source healthcare real estate investments with the returns anticipated by American Healthcare Investors or at all, or American Healthcare Investors, Colony NorthStar and Mr. Flaherty having overlapping interests that could exacerbate potential conflicts or disputes.

To the extent that any of these factors may cause a decline in our co-sponsors’ operating results or revenues, the performance of our advisor may be impacted and in turn, our results of operations and financial condition could also suffer.

All similar references to NorthStar Asset Management Group Inc. and Griffin Capital Corporation contained in our prospectus are hereby revised in accordance with the above.

Stock Purchase Plans

The “Stock Purchase Plans” section immediately following the section of our prospectus captioned “Management of Our Company — Directors and Executive Officers” beginning on page 67 of our prospectus is superseded in its entirety and replaced with the following:

Stock Purchase Plans

On February 29, 2016, Jeffrey T. Hanson, our Chairman and Chief Executive Officer and a founding principal of American Healthcare Investors, one of our co-sponsors, Danny Prosky, our President and Chief Operating Officer and a founding principal of American Healthcare Investors, and Mathieu B. Streiff, our Executive Vice President and General Counsel and the third founding principal of American Healthcare Investors, each executed executive stock purchase plans, or the 2016 Executive Stock Purchase Plans.

Pursuant to the 2016 Executive Stock Purchase Plans, Messrs. Hanson, Prosky and Streiff irrevocably agreed to invest 100% of all of their net after-tax base salary and cash bonus compensation earned as employees of American Healthcare Investors directly into shares of our Class T common stock. Purchases of shares of our Class T common stock pursuant to the 2016 Executive Stock Purchase Plans commenced beginning with the officers’ regularly scheduled payroll payment after the initial release from escrow of the minimum offering on April 13, 2016. The 2016 Executive Stock Purchase Plans terminated on December 31, 2016.

On February 29, 2016, three Executive Vice Presidents of American Healthcare Investors, including Stefan K.L. Oh, who also serves as our Executive Vice President of Acquisitions, also entered into stock purchase plans, or the 2016 Stock Purchase Plans, whereby each individual irrevocably agreed to invest a portion of their net after-tax base salary or a portion of their net after-tax base salary and cash bonus compensation, ranging from 10% to 15%, as employees of American Healthcare Investors directly into our shares of Class T common stock. Purchases of shares of our Class T common stock pursuant to the 2016 Stock Purchase Plans commenced beginning with the officers’ regularly scheduled payroll payment after the initial release from escrow of the minimum offering on April 13, 2016. The 2016 Stock Purchase Plans terminated on December 31, 2016.

The shares of Class T common stock were purchased pursuant to the 2016 Executive Stock Purchase Plans and 2016 Stock Purchase Plans at a price of $9.60 per share, reflecting the purchase price of the Class T shares offered to the public in this offering reduced by selling commissions and the dealer manager fee in connection with such transactions.

Additionally, Messrs. Hanson, Prosky and Streiff, along with a subscription made indirectly by Kevin A. Shields, Chairman and Chief Executive Officer of Griffin Capital, our other co-sponsor, collectively subscribed for a total investment of $1,000,000 directly into our company by purchasing shares of our Class T common stock. This initial subscription is in addition to the stock purchases that Messrs. Hanson, Prosky and Streiff made through the 2016 Executive Stock Purchase Plans described above.

On December 30, 2016, Messrs. Hanson, Prosky and Streiff each executed executive stock purchase plans, or the 2017 Executive Stock Purchase Plans. Pursuant to the 2017 Executive Stock Purchase Plans, Messrs. Hanson, Prosky and Streiff have irrevocably agreed to invest 100% of their net after-tax base salary and cash bonus compensation earned on or after January 1, 2017 as employees of American Healthcare Investors directly into shares of our Class I common stock. These purchases commenced beginning with the first regularly scheduled payroll payment on January 23, 2017. The 2017 Executive Stock Purchase Plans terminate on December 31, 2017 or earlier upon the occurrence of certain events, such as any earlier termination of our public offering of securities, unless otherwise renewed or extended.

In addition, on December 30, 2016, three Executive Vice Presidents of American Healthcare Investors, including Mr. Oh, also entered into stock purchase plans, or the 2017 Stock Purchase Plans, whereby each individual irrevocably agreed to invest a portion of their net after-tax base salary or a portion of their net after-tax base salary and cash bonus compensation, ranging from

5% to 15%, earned on or after January 1, 2017 as employees of American Healthcare Investors directly into shares of our Class I common stock. These purchases commenced beginning with the first regularly scheduled payroll payment on January 23, 2017. The 2017 Stock Purchase Plans terminate on December 31, 2017 or earlier upon the occurrence of certain events, such as any earlier termination of our public offering of securities, unless otherwise renewed or extended.

The shares of Class I common stock will be purchased pursuant to the 2017 Executive Stock Purchase Plans and 2017 Stock Purchase Plans at a price of $9.21 per share, reflecting the purchase price of shares of Class I common stock offered to the public. No selling commission, dealer manager fees (including the portion of such dealer manager fees funded by Griffin-American Healthcare REIT IV Advisor, LLC, or our advisor) or stockholder servicing fees will be paid with respect to such sales of our Class I common stock.

Renewal of Advisory Agreement

The following information should be read in conjunction with the discussion contained in the “Management of Our Company — The Advisory Agreement” section beginning on page 79 of our prospectus:

We previously entered into an advisory agreement dated February 16, 2016 with Griffin-American Healthcare REIT IV Holdings, LP, or our operating partnership, and our advisor. On February 13, 2017, we entered into a Mutual Consent to Renew Advisory Agreement with our operating partnership and our advisor. The advisory agreement, as renewed, will terminate on February 16, 2018, unless earlier terminated in accordance with the terms of the advisory agreement or renewed for an additional one-year term upon written mutual consent of the parties to the advisory agreement.

Description of Capital Stock

The first three paragraphs of the “Description of Capital Stock — Common Stock” section on page 169 of our prospectus are hereby superseded and replaced with the following:

Subject to the restrictions on ownership and transfer of stock set forth in our charter and except as may otherwise be specified in our charter, the holders of common stock are entitled to one vote per share on all matters voted on by stockholders, including election of our directors; provided, however, that stockholders of one share class shall have exclusive voting rights on any amendment to our charter that would alter only the contract rights of that share class, and no stockholders of another share class shall be entitled to vote thereon. Our charter does not provide for cumulative voting in the election of our directors. Therefore, the holders of a majority of the outstanding shares of our common stock can elect our entire board of directors. Subject to any preferential rights of any outstanding class or series of shares of stock and to the provisions in our charter regarding the restriction on ownership and transfer of stock, the holders of common stock are entitled to such distributions as may be authorized from time to time by our board of directors and declared by us out of legally available funds and, upon liquidation, are entitled to receive all assets available for distribution to our stockholders. While we expect that our board of directors will declare the same daily distribution amount with respect to Class I shares as compared to Class T shares, the lower purchase price of Class I shares will result in a higher annualized distribution percentage rate (when compared to the purchase price) for such shares as compared to Class T shares.

Our estimated NAV will be determined on an aggregate basis for the company and our estimated NAV per share will be the same across share classes.

Upon issuance for full payment in accordance with the terms of this offering, all shares of common stock issued in the offering will be fully paid and non-assessable. Holders of common stock will not have preemptive rights, which means that you will not have an automatic option to purchase any new shares that we issue, or any preference, conversion, exchange, cumulative, sinking fund, redemption or appraisal rights.

Class T Shares

Each share of our Class T common stock sold in our primary offering will be subject to selling commissions of up to 3.0% of the gross offering proceeds per share and a dealer manager fee of up to 3.0% of the gross offering proceeds per share. With respect to the dealer manager fee, our advisor will fund 2.0% of the gross offering proceeds, which will reduce the amount we pay for such fee, and we will fund the remaining 1.0% of the gross offering proceeds. In addition, we will pay an ongoing stockholder servicing fee to our dealer manager with respect to shares of our Class T common stock sold in our primary offering. The stockholder servicing fee will accrue daily in an amount equal to 1/365th of 1.0% of the purchase price per share of shares of our Class T common stock sold in our primary offering up to a maximum of 4.0% in the aggregate and will be paid quarterly in arrears. We will cease paying the stockholder servicing fee with respect to the shares of our Class T common stock sold in this offering at the earliest of (i) the date at which the aggregate underwriting compensation from all sources equals 10.0% of the gross proceeds from the sale of shares of our common stock in our primary offering (i.e., excluding proceeds from sales pursuant to the DRIP); (ii) the fourth anniversary of the last day of the fiscal quarter in which our initial public offering (excluding the DRIP offering) terminates; (iii) the date that such share is redeemed or is no longer outstanding; or (iv) the occurrence of a merger, listing on a national securities exchange, or an extraordinary transaction. We cannot predict if or when this will occur. Our dealer manager may reallow 100% of the stockholder servicing fee to participating broker-dealers. We will not pay selling commissions, dealer manager fees or stockholder servicing fees on shares sold pursuant to the DRIP.

Class I Shares

Each share of our Class I common stock sold in our primary offering will not be subject to up-front selling commissions or a stockholder servicing fee, but will be subject to a dealer manager fee of up to 3.0% of the gross offering proceeds per share prior to March 1, 2017 or a dealer manager fee of up to 1.5% of the gross offering proceeds per share effective March 1, 2017. With respect to the dealer manager fee, prior to March 1, 2017, our advisor funds 2.0% of the gross offering proceeds, and we fund the remaining 1.0% of the gross offering proceeds. Effective March 1, 2017, our advisor will fund all of the 1.5% dealer manager fee. Class I shares are only available to investors purchasing through certain registered investment advisors and other accounts and to our executive officers, our directors, officers and employees of our advisor and its affiliates and their respective family members, or as otherwise outlined in the “Plan of Distribution” section of our prospectus. We will not pay selling commissions, dealer manager fees, or stockholder servicing fees on Class I shares sold pursuant to the DRIP.

Plan of Distribution

The first paragraph of the “Plan of Distribution — General” section on page 191 of our prospectus is hereby superseded and replaced with the following:

We are offering a maximum of $3,150,000,000 in shares of our Class T common stock and Class I common stock to the public through Griffin Securities, our dealer manager, a registered broker-dealer affiliated with our advisor. Of this amount, $2,800,000,000 in shares of our Class T common stock and $200,000,000 in shares of our Class I common stock are allocated to be offered pursuant to the primary offering and an aggregate of $150,000,000 in shares of our Class T and Class I common stock are allocated to be offered pursuant to the DRIP. The shares of our Class T common stock in the primary offering are being offered at a price of $10.00 per share. The shares of our Class I common stock in the primary offering are being offered at a price of $9.30 per share prior to March 1, 2017, and at $9.21 per share for shares offered on or after March 1, 2017. We will issue Class I shares pursuant to the DRIP at the same purchase price as sales of Class T shares pursuant to the DRIP, $9.40 per share, for all shares issued pursuant to the DRIP until our board of directors determines an estimated NAV per share of our Class T shares. Once we announce an estimated NAV per share of our Class T shares, the purchase price per share pursuant to the DRIP for both Class T shares and Class I shares will be equal to the most recently published estimated NAV per share of our Class T shares. Prior to the conclusion of this offering, if any of the shares of our common stock initially allocated to the DRIP remain after meeting anticipated obligations pursuant to the DRIP, we may decide to sell some or all of such shares of our common stock to the public pursuant to the primary offering. Similarly, prior to the conclusion of this offering, if the shares of our common stock initially allocated to the DRIP have been purchased and we anticipate additional demand for shares of our common stock pursuant to the DRIP, we may choose to reallocate some or all of the shares of our common stock allocated to be offered pursuant to the primary offering to the DRIP. In addition, we reserve the right to reallocate shares among classes of stock.

The first 11 paragraphs of the “Plan of Distribution — Dealer Manager and Participating Broker-Dealer Compensation and Terms” section beginning on page 191 of our prospectus are hereby superseded and replaced with the following:

Griffin Securities is our dealer manager for this offering on a “best efforts” basis, which generally means that our dealer manager is required to use only its best efforts to sell the shares of our common stock and it has no firm commitment or obligation to purchase any of the shares of our common stock. Our dealer manager may authorize certain other broker-dealers that are members of FINRA, which we refer to as participating broker-dealers, to sell shares of our common stock. In addition, we may sell shares of our common stock through non-registered investment advisory representatives that are affiliated with FINRA-registered broker-dealers. Except as provided below, we generally will pay to our dealer manager selling commissions of up to 3.0% of the gross offering proceeds for shares of our Class T common stock sold in our primary offering, all or a portion of which may be reallowed by our dealer manager to participating broker-dealers. No selling commissions will be paid with respect to shares of our Class I common stock. We will pay to our dealer manager a dealer manager fee of up to 3.0% of the gross offering proceeds from the sale of shares of our Class T common stock pursuant to the primary offering (all or a portion of which may be reallowed by our dealer manager to participating broker-dealers), of which 1.0% of the gross offering proceeds will be funded by us and the remaining 2.0% of the gross offering proceeds will be funded by our advisor. Prior to March 1, 2017, we pay to our dealer manager a dealer manager fee of up to 3.0% of the gross offering proceeds from the sale of shares of our Class I common stock pursuant to the primary offering (all or a portion of which may be reallowed by our dealer manager to participating broker-dealers), of which 1.0% of the gross offering proceeds is funded by us and the remaining 2.0% of the gross offering proceeds is funded by our advisor. Effective March 1, 2017, we will pay to our dealer manager a dealer manager fee of up to 1.5% of the gross offering proceeds from the sale of shares of our Class I common stock pursuant to the primary offering (all or a portion of which may be reallowed by our dealer manager to participating broker-dealers), all of which will be funded by our advisor. However, our advisor intends to recoup the portion of the dealer manager fee it funds through the receipt of the Contingent Advisor Payment as part of our acquisition fees. Our dealer manager also will receive a quarterly stockholder servicing fee for shares of our Class T common stock that will accrue daily in the amount of 1/365th of 1.0% of the purchase price per share of shares of our Class T common stock sold in our primary offering. We will pay the stockholder servicing fee from our cash flows from operations or, if our cash flows from operations are not sufficient to pay the stockholder servicing fee, from borrowings in anticipation of future cash flows. No stockholder servicing fee will be paid with respect to shares of our Class I common stock. No selling commissions, dealer manager fee, stockholder servicing fees or other organizational and offering expenses will be paid with respect to shares of our common stock sold pursuant to the DRIP. We will not pay referral or similar fees to any accountants, attorneys or other persons in connection with the distribution of shares of our common stock.

The stockholder servicing fee relates to the Class T share or shares sold. The dealer manager may, in its discretion, reallow up to 100% of the stockholder servicing fee to participating broker-dealers; provided, however, that with respect to any individual investment, the dealer manager will not reallow the related stockholder servicing fee to a participating broker-dealer if such participating broker-dealer ceases to hold the account related to such investment. In addition, the dealer manager will not reallow the stockholder servicing fee to any participating broker-dealer if such participating broker-dealer has not executed a selling agreement with the dealer manager or if the participating broker-dealer’s previously executed selling agreement with the dealer manager is terminated. In any instance in which the dealer manager does not reallow the stockholder servicing fee to a participating broker-dealer, the dealer manager will return such fee to us. We will cease paying the stockholder servicing fee with respect to the Class T shares sold in this offering at the earliest of (i) the date at which the aggregate underwriting compensation from all sources equals 10.0% of the gross proceeds from the sale of shares in our primary offering (i.e., excluding proceeds from sales pursuant to the DRIP); (ii) the fourth anniversary of the last day of the fiscal quarter in which our initial public offering (excluding the DRIP offering) terminates; (iii) the date that such share is redeemed or is no longer outstanding; or (iv) the occurrence of a merger, listing on a national securities exchange, or an extraordinary transaction. We cannot predict if or when this will occur.

Our advisor expects to pay, through its agreement to pay organizational and offering proceeds, an additional amount of gross offering proceeds from other organizational and offering expenses as reimbursements to participating broker-dealers (either directly or through our dealer manager) for bona fide due diligence expenses incurred by our dealer manager and such participating broker-dealers in discharging their responsibility to ensure that all material facts pertaining to this offering are adequately and accurately disclosed in the prospectus. Such reimbursement of due diligence expenses may include travel, lodging, meals and other reasonable out-of-pocket expenses incurred by participating broker-dealers and their personnel when visiting our office to verify information relating to us and this offering and, in some cases, reimbursement of actual costs of third party professionals retained to provide due diligence services to our dealer manager and participating broker-dealers. Our advisor or our dealer manager shall have the right to require that any participating broker-dealer provide a detailed and itemized invoice for any such due diligence expenses. If the due diligence invoice cannot be justified, any excess over actual due diligence expenses that is paid is considered by FINRA to be a non-accountable expense that is considered underwriting compensation and will be included within the 10.0% compensation guideline under FINRA Rule 2310 and reflected on the participating broker-dealer’s books and records. Such amounts, when aggregated with all other non-accountable expenses, may not exceed 3.0% of gross offering proceeds.

The table below sets forth the nature and estimated amount of all items viewed as “underwriting compensation” by FINRA, assuming we sell the maximum primary offering of $2,800,000,000 of Class T shares, $7,167,000 of Class I shares prior to March 1, 2017 (which assumption is based on recent sales of Class I shares completed prior to March 1, 2017) and $192,833,000 of Class I shares on or after March 1, 2017 and do not sell any shares of our common stock pursuant to the DRIP. To show the maximum amount of dealer manager and participating broker-dealer underwriting compensation payable in this offering, this table assumes that all shares of our common stock are sold through distribution channels associated with the highest possible selling commissions and dealer manager fee.

			Class I Shares(1)
	Class T Shares(1)		Sales as of March 1, 2017		Remaining Offering Amount		Total(1)
Type of Compensation and Expenses	Total Maximum Amount	Percentage of Primary Offering	Total Maximum Amount	Percentage of Primary Offering	Total Maximum Amount	Percentage of Primary Offering	Total Maximum Amount	Percentage of Primary Offering
Selling commissions	$84,000,000	3.0%	$—	—%	$—	—%	$84,000,000	2.8%
Stockholder servicing fee(2)	$112,000,000	4.0%	$—	—%	$—	—%	112,000,000	3.7
Dealer manager fee(3)	$84,000,000	3.0%	$215,000	3.0%	$2,892,000	1.5%	87,107,000	2.9
Total underwriting compensation							$283,107,000	9.4%

(1)
Assumes the sale of the maximum offering in our primary offering of $2,800,000,000 in shares of our Class T common stock at $10.00 per share, $7,167,000 in shares of our Class I common stock prior to March 1, 2017 (which assumption is based on recent sales of Class I shares completed prior to March 1, 2017) at $9.30 per share and $192,833,000 in shares of our Class I common stock on or after March 1, 2017 at $9.21 per share. We reserve the right to reallocate the shares of common stock we are offering between the primary offering and the DRIP, and among classes of stock.

(2)
The stockholder servicing fee is an ongoing fee that is not paid at the time of purchase and is only paid with respect to shares of our Class T common stock. We will cease paying the stockholder servicing fee with respect to the shares of our Class T common stock sold in this offering at the earliest of (i) the date at which the aggregate underwriting compensation from all sources equals 10.0% of the gross proceeds from the sale of shares of our common stock in our primary offering (i.e., excluding proceeds from sales pursuant to the DRIP); (ii) the fourth anniversary of the last day of the fiscal quarter in which our initial public offering (excluding the DRIP offering) terminates; (iii) the date that such share is redeemed or is no longer outstanding; or (iv) the occurrence of a merger, listing on a national securities exchange, or an extraordinary transaction. We cannot predict if or when this will occur.

(3)
With respect to the dealer manager fee, our advisor will pay 2.0% of the gross offering proceeds due at the time of the sale of Class T and Class I shares in our primary offering, and we will pay the remaining 1.0% of the gross offering proceeds due at the time of the sale of Class T and Class I shares in our primary offering prior to March 1, 2017. Effective March 1, 2017, while our advisor will continue to pay 2.0% of the gross offering proceeds due at the time of the sale of Class T shares in our primary offering and we will continue to pay the remaining 1.0% of the gross offering proceeds due at the time of the sale of Class T shares in our primary offering, our advisor will fully fund the 1.5% dealer manager fee due at the time of the sale of Class I shares in our primary offering. From the dealer manager fee, our dealer manager will pay for broker-dealer expense reimbursement. This reimbursement includes base salaries and bonuses paid to wholesalers employed by our dealer manager; travel, lodging and meal costs of participating broker-dealers and their registered representatives who attend training and education meetings sponsored by our dealer manager; a portion of the other costs of such training and education meetings sponsored by our dealer manager; and other business and business entertainment expenses.

As required by the rules of FINRA, total underwriting compensation, including but not limited to expense reimbursements and non-cash compensation, will not exceed 10.0% of our gross offering proceeds. FINRA and certain states also limit our total organizational and offering expenses to 15.0% of gross offering proceeds.

We and our affiliates also may provide permissible forms of non-cash compensation to registered representatives of our dealer manager and the participating broker-dealers. In no event will such items exceed an aggregate value of $100 per annum per participating salesperson, or be pre-conditioned upon the achievement of a sales target. The value of such items will be considered underwriting compensation in connection with this offering.

Our advisor will fund all of our other organizational and offering expenses; however, our advisor intends to recoup such expenses through the Contingent Advisor Payment as part of our acquisition fees. Based on the experience of our co-sponsors and their affiliates, we anticipate that the other organizational and offering expenses will not exceed 1.0% of the gross offering proceeds for shares of our common stock sold pursuant to our primary offering. Other organizational and offering expenses consist of, among other items, the cumulative cost of actual legal, accounting, printing and other accountable offering expenses, including, but not limited to, amounts for direct expenses of our advisor’s employees and employees of its affiliates (other than our dealer manager and its employees and dual-employees) while engaged in registering and marketing shares of our common stock to be sold in this offering. Activities of our advisor include, but are not limited to, development of sales literature and presentations, participating in due diligence and coordinating generally the marketing process for this offering. All organizational and offering expenses, including selling commissions, dealer manager fees and stockholder servicing fees, will be capped at 15.0% of the gross proceeds of this offering. No organizational and offering expenses will be paid with respect to shares of our common stock sold pursuant to the DRIP.

We have agreed to indemnify the participating broker-dealers and our dealer manager against liabilities, including liabilities under the Securities Act of 1933, as amended, that arise out of breaches by us of the dealer manager agreement between us and our dealer manager or material misstatements and omissions contained in this prospectus, other sales material used in connection with this offering or filings made to qualify this offering with individual states. See the “Management of Our Company — Limited Liability and Indemnification of Directors, Officers and Others” section of this prospectus for a discussion of conditions that must be met for participating broker-dealers or our dealer manager to be indemnified by us for liabilities arising out of state or federal securities laws.

The participating broker-dealers are not obligated to obtain any subscriptions on our behalf, and we cannot assure you that any additional shares of our common stock will be sold.

Our executive officers and directors, as well as officers and employees of our advisor and its affiliates and their respective family members (including spouses, parents, grandparents, children and siblings), may purchase shares of our Class T common stock in this offering at a discount. We expect that a limited number of shares of our Class T common stock will be sold to those individuals. However, except for the share ownership limitations contained in our charter, there is no limit on the number of shares of our Class T common stock that may be sold to those individuals at this discount. The purchase price for such shares of our Class T common stock will be as low as approximately $9.60 per share of our Class T common stock, reflecting the fact that selling commissions and the dealer manager fees funded by us in the aggregate amount of approximately $0.40 per share of our Class T common stock will not be payable by the investor in connection with such sales. In addition, no dealer manager fees (including the portion of such dealer manager fees funded by our advisor) or stockholder servicing fees will be paid with respect to such sales of our Class T common stock. The net proceeds to us from such sales will not be affected by such sales of Class T shares at a discount. Our advisor and its affiliates have agreed to hold their shares of our Class T common stock purchased as stockholders for investment and not with a view towards distribution.

We are offering Class I shares through the following distribution channels in the event that the investor: (1) purchases shares through fee-based programs, also known as wrap accounts; (2) purchases shares through participating broker-dealers that have alternative fee arrangements with their clients; (3) purchases shares through certain registered investment advisers (except where an investor has a contract for financial planning services with a registered investment advisor that is also a registered broker-dealer, such contract absent any investment advisory services will not qualify the investor for a reduction of the selling commissions described above); (4) purchases shares through bank trust departments or any other organization or person authorized to act in a fiduciary capacity for its clients or customers; (5) is an endowment, foundation, pension fund or other institutional investor; or (6) serves as our executive officer or director, or an officer or employee of our advisor or its affiliates or their respective family members (including spouses, parents, grandparents, children and siblings). In addition, we may sell Class I shares to certain closed-end investment companies registered under the Investment Company Act of 1940; closed-end funds advised by investment advisers that are affiliated with a broker-dealer; or private equity funds or other unregistered wealth management funds. For the above-described purchases of shares, no selling commissions or stockholder servicing fees will be paid. The net proceeds to us from such sales will not be affected by such sales of shares at a discount.

Our executive officers and directors, as well as officers and employees of our advisor and its affiliates and their respective family members (including spouses, parents, grandparents, children and siblings), may purchase shares of our Class I common stock in this offering at a purchase price of $9.21 per share. We expect that a limited number of shares of our Class I common stock will be sold to those individuals. However, except for the share ownership limitations contained in our charter, there is no limit on the number of shares of our Class I common stock that may be sold to those individuals. In addition, no selling commissions, dealer manager fees (including the portion of such dealer manager fees funded by our advisor) or stockholder servicing fees will be paid with respect to such sales of our Class I common stock. Our advisor and its affiliates have agreed to hold their shares of our Class I common stock purchased as stockholders for investment and not with a view towards distribution.